NEWS RELEASE

STRATASYS RELEASES THIRD QUARTER 2016 FINANCIAL RESULTS

Company reports $157.2 million in revenue

GAAP net loss of $20.8 million, or ($0.40) per diluted share, and non-GAAP net income of
$0.1 million, or $0.00 per diluted share

Minneapolis & Rehovot, Israel, November 15, 2016 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, announced financial results for the third quarter of 2016.

Q3-2016 Financial Results Summary:

●	Revenue for the third quarter of 2016 was $157.2 million, compared to $167.6 million for the same period last year.
●	GAAP gross margin was 46.9% for the third quarter, compared to a GAAP negative gross margin of 47.7% for the same period last year.
●	Non-GAAP gross margin was 54.0% for the third quarter, compared to 50.8% for the same period last year.
●	GAAP operating loss for the third quarter was $19.4 million, compared to a loss of $931.3 million for the same period last year.
●	Non-GAAP operating income for the third quarter was $3.3 million, compared to non-GAAP operating loss of $10.0 million for the same period last year.
●	GAAP net loss for the third quarter was $20.8 million, or ($0.40) per diluted share, compared to a loss of $901.3 million, or ($17.35) per diluted share, for the same period last year.
●

Non-GAAP net income for the third quarter was $0.1 million, or $0.00 per diluted share, compared to Non-GAAP net income of $0.7 million, or $0.01 per diluted share, reported for the same period last year.

●	The Company maintains $239.3 million in cash and cash equivalents as of the end of the third quarter.

●	Net R&D expenses for the third quarter amounted to $24.0 million, representing 15.3% of net sales.
●	GAAP EBITDA for the third quarter amounted to $3.5 million.
●	Non-GAAP EBITDA for the third quarter amounted to $12.0 million.

Recent Business Highlights:

●	Announced that leading aircraft manufacturer Airbus is standardizing on ULTEM™ 9085 3D printing material for the production of flight parts for its A350 XWB aircraft.
●	Showcased demonstrations of next generation manufacturing technologies at IMTS 2016, designed to spearhead strategic efforts in developing advanced manufacturing applications, including:
	○	The Stratasys Infinite-Build 3D Demonstrator, developed in collaboration with the Boeing Company and the Ford Motor Company, designed for low-volume production of large thermo-plastic parts.
	○	The Stratasys Robotic Composite Demonstrator, developed in collaboration with Siemens, designed for the automated production of composite material structures for advanced manufacturing applications.
●	Launched and began shipping new MakerBot 3D printing solutions for professionals and educators, including:
	○	The MakerBot Replicator+ and Replicator Mini+, which have been re-engineered and tested to provide improved performance and reliability.
	○	MakerBot Print and Mobile software applications, which are designed to help professionals integrate MakerBot solutions into their workflows; and help educators introduce students to 3D printing.
	○	Thingiverse Education, designed to provide educators with access to valuable classroom content created by other educators.

“The introductions of the Stratasys Infinite-Build and Robotic Composite 3D Demonstrators both evidence the unique long-term value of our core technologies and highlight the importance of strategic collaborations in developing solutions that target specific, high-value added applications,” said Ilan Levin, Chief Executive Officer of Stratasys. “These innovations demonstrate our potential to meet the needs of customers by leveraging our core assets within key vertical markets. We believe these types of opportunities remain significant across multiple industries, and we are committed to seeking their further development.”

Financial Guidance:

Stratasys provided updated guidance regarding the Company’s prospective revenue and net income (loss) for the fiscal year ending December 31, 2016:

●	Revenue guidance of $662 to $673 million.
●	GAAP net loss of $76 to $71 million, or ($1.44) to ($1.35) per diluted share.
●	Non-GAAP net income of $7 to $11 million, or $0.13 to $0.21 per diluted share.

Stratasys provided the following additional information regarding the Company’s prospective performance and strategic plans for fiscal 2016:

●	Non-GAAP gross margin in a range of 54% to 55%.
●	Non-GAAP operating margin of 3% to 4%.
●	Non-GAAP Tax expense of $15 to $17 million, which includes the negative impact of the planned accounting treatment for tax valuation allowance.
●	Capital expenditures are projected at $50 to $60 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of performance.

Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $21.0 million of share-based compensation expense; $10.0 to $11.0 million in merger and acquisition related expense; and $7.0 to $8.0 million in reorganization and other related costs; and includes $15.0 million in tax expenses related to non-GAAP adjustments.

“We were pleased to recognize additional improvements to our operational efficiency during the period which was reflected in a reduction in non-GAAP operating expenses and increase in our non-GAAP gross margin compared to the same period last year,” continued Levin. “We will continue to seek further improvements in our cost structure as we strive to align our operations even more closely with our anticipated results.”

Stratasys Ltd. Q3 2016 Conference Call Details

The Company plans to hold the conference call to discuss its third quarter financial results on Tuesday, November 15, 2016 at 7:00 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://www.thomson-webcast.net/m/p/cet5hgis.

To participate by telephone, the domestic dial-in number is (855) 319-2216 and the international dial-in is (503) 343-6033. The access code is 96601880. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,500 employees and 1,200 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including under the heading “Financial Guidance,” are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which Stratasys operates; any underestimates in projected capital expenditures and liquidity; changes in Stratasys’ strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for Stratasys’ products and services; reduction in Stratasys’ profitability due to shifting in its product mix into lower margin products or shifting in its revenues mix significantly towards its AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in Stratasys’ Annual Report for the year ended December 31, 2015, as well as in such Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Form 6-K attaching Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2016, and its review of its results of operations and financial condition for those periods, which has been furnished to the Securities and Exchange Commission, or SEC, on or about the date hereof, (ii) Stratasys’ 2015 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which exclude certain items as described herein, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items, as well as, non-recurring changes of non-cash valuation allowance on deferred tax assets. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	September 30,	December 31,
	2016	2015
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$239,345	$257,592
Short-term bank deposits	-	571
Accounts receivable, net	109,235	123,215
Inventories	127,044	123,658
Net investment in sales-type leases	12,108	11,704
Prepaid expenses	8,428	8,469
Other current assets	18,722	21,864

Total current assets	514,882	547,073

Non-current assets
Goodwill	386,325	383,853
Other intangible assets, net	208,034	252,468
Property, plant and equipment, net	214,570	201,934
Net investment in sales-type leases - long term	14,688	17,785
Deferred income taxes and other non-current assets	30,245	11,243

Total non-current assets	853,862	867,283

Total assets	$1,368,744	$1,414,356

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$37,793	$39,021
Accrued expenses and other current liabilities	27,417	31,314
Accrued compensation and related benefits	39,220	34,052
Income taxes payable	4,089	11,395
Obligations in connection with acquisitions	4,607	4,636
Deferred revenues	49,548	52,309

Total current liabilities	162,674	172,727

Non-current liabilities
Obligations in connection with acquisitions - long term	-	4,354
Deferred tax liabilities	10,784	16,040
Deferred revenues - long-term	11,993	7,627
Other non-current liabilities	34,919	22,428

Total non-current liabilities	57,696	50,449

Total liabilities	220,370	223,176

Redeemable non-controlling interests	2,095	2,379

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,600 thousands shares and 52,082 thousands shares
issued and outstanding at September 30, 2016 and December 31, 2015, respectively	141	141
Additional paid-in capital	2,625,844	2,605,957
Accumulated deficit	(1,469,164)	(1,406,706)
Accumulated other comprehensive loss	(10,670)	(10,774)
Equity attributable to Stratasys Ltd.	1,146,151	1,188,618
Non-controlling interest	128	183

Total equity	1,146,279	1,188,801

Total liabilities and equity	$1,368,744	$1,414,356

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$110,083	$118,473	$352,475	$379,630
Services	47,093	49,107	144,680	143,003
	157,176	167,580	497,155	522,633

Cost of sales
Products	54,332	213,431	172,683	379,468
Services	29,163	34,045	90,090	94,065
	83,495	247,476	262,773	473,533

Gross profit	73,681	(79,896)	234,382	49,100

Operating expenses
Research and development, net	23,993	37,698	73,474	90,442
Selling, general and administrative	69,069	121,304	218,340	321,493
Goodwill impairment	-	695,458	-	845,858
Change in the fair value of obligations in connection with acquisitions	(24)	(3,022)	116	(22,958)
	93,038	851,438	291,930	1,234,835

Operating loss	(19,357)	(931,334)	(57,548)	(1,185,735)

Financial income (expenses), net	104	(3,505)	1,216	(9,340)

Loss before income taxes	(19,253)	(934,839)	(56,332)	(1,195,075)

Income tax expenses (benefit)	1,538	(33,402)	6,283	(54,090)

Share in losses of associated company	(182)	-	(182)	-

Net loss	(20,973)	(901,437)	(62,797)	(1,140,985)

Net loss attributable to non-controlling interest	(146)	(164)	(339)	(493)

Net loss attributable to Stratasys Ltd.	$(20,827)	$(901,273)	$(62,458)	$(1,140,492)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.40)	$(17.35)	$(1.20)	$(22.21)
Diluted	(0.40)	(17.35)	(1.20)	(22.21)

Weighted average ordinary shares outstanding
Basic	52,432	51,941	52,232	51,437
Diluted	52,432	51,941	52,232	51,437

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands)
		Three Months Ended September 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$73,681	$11,248	84,929	$(79,896)	$165,099	$85,203
	Operating income (loss) (1,2)	(19,357)	22,651	3,294	(931,344)	921,361	(9,983)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(20,827)	20,936	109	(901,273)	901,937	664
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(0.40)	$0.40	$0.00	(17.35)	17.36	0.01

(1)	Acquired intangible assets amortization expense		10,394			12,317
	Impairment charges of other intangible assets		-			150,973
	Non-cash stock-based compensation expense		680			739
	Reorganization and other related costs		249			914
	Merger and acquisition and other expense		(75)			156
			11,248			165,099

(2)	Acquired intangible assets amortization expense		3,697			5,832
	Goodwill impairment		-			695,458
	Non-cash stock-based compensation expense		4,105			4,097
	Impairment charges of other intangible assets		-			42,215
	Change in fair value of obligations in connection with acquisitions		(24)			(3,022)
	Reorganization and other related costs		1,959			834
	Merger and acquisition and other expense		1,666			10,838
			11,403			756,252
			22,651			921,351

(3)	Credit facility termination related costs		-			2,705
	Corresponding tax effect and other tax adjustments		(1,998)			(22,119)
	Amortization expense of associated company		283			-
			$20,936			$901,937

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,432		53,168	51,941		53,108

Stratasys Ltd.
Reconciliation of GAAP to Non-GAAP Results of Operations
(in thousands)
		Nine Months Ended September 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$234,382	$39,241	273,623	$49,100	$229,236	$278,336
	Operating income (loss) (1,2)	(57,548)	74,996	17,448	(1,185,735)	1,178,650	(7,085)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(62,458)	69,401	6,943	(1,140,492)	1,151,142	10,650
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(1.20)	$1.33	$0.13	(22.21)	22.41	0.20

(1)	Acquired intangible assets amortization expense		31,318			39,523
	Impairment of other intangible assets		1,779			180,755
	Non-cash stock-based compensation expense		2,132			4,369
	Reorganization and other related costs		3,570			3,426
	Merger and acquisition and other expense		442			1,163
			39,241			229,236

(2)	Acquired intangible assets amortization expense		11,079			17,972
	Goodwill impairment		-			845,858
	Impairment of other intangible assets		-			55,638
	Non-cash stock-based compensation expense		13,755			19,791
	Change in fair value of obligations in connection with acquisitions		116			(22,958)
	Reorganization and other related costs		3,420			7,590
	Merger and acquisition and other expense		7,385			25,523
			35,755			949,414
			74,996			1,178,650

(3)	Credit facility termination related costs		-			2,705
	Corresponding tax effect and other tax adjustments		(5,878)			(30,213)
	Amortization expense of associated company		283			-
			$69,401			$1,151,142

(4)	Weighted average number of ordinary
	shares outstanding-Diluted	52,232		53,182	51,437		52,715

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2016

(in millions, except per share data)
GAAP net loss	($76) to ($71)

Adjustments
Stock-based compensation expense	$21
Intangible assets amortization expense	$59
Merger and acquisition related expense	$10 to $11
Reorganization and other related costs	$7 to $8
Tax expense related to Non-GAAP adjustments	($15)

Non-GAAP net income	$7 to $11

GAAP loss per share	($1.44) to ($1.35)

Non-GAAP diluted earnings per share	$0.13 to $0.21